MEDICALCV, INC.
9725 South Robert Trail
Inver Grove Heights, MN 55077
(651) 452-3000

August 8, 2006

VIA EDGAR AND FACSIMILE (202) 772-9218

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:       Alan Morris, Esq.

Re:                             MedicalCV, Inc.
Registration Statement on Form SB-2
File No. 333-134315

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), MedicalCV, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form SB-2 (File No. 333-134315) together with all amendments thereto (the “Registration Statement”).  The Company has determined not to proceed with the registration and sale of its common stock at this time.  No shares of the Company’s common stock have been sold pursuant to the Registration Statement.  The Company may undertake a subsequent private offering of securities in reliance on Rule 155(c) under the Securities Act.

The Company further requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please provide Brett D. Anderson of Briggs and Morgan, Professional Association, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.  His facsimile number is (612) 977-8650.

If you have any questions regarding this matter, please call Brett D. Anderson at (612) 977-8417.  Thank you for your assistance.

MedicalCV, Inc.

By	/s/ Marc P. Flores
Marc P. Flores
President and Chief Executive Officer